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SUPPLEMENT DATED FEBRUARY 15, 2001 TO THE MAY 1, 2000
RETIREMENT INVESTMENT ACCOUNT PROSPECTUS

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The Alliance Conservative Investors Portfolio, EQ/Evergreen Foundation
Portfolio, EQ/Putnam Balanced Portfolio and the Mercury World Strategy Portfolio (the "Removed Options") will no longer be available and the dollar amounts credited under these options will be transferred to the Alliance Balanced Fund -- Separate Account No. 10 (the "Replacing Option"). The Replacing Option has similar investment objectives, investment strategies, and anticipated risks to those of the Removed Options. After the transfer, allocation elections to the Removed Options will be considered as allocation elections to the Replacing Option.

We believe that this change will be in your best interest because the Replacing Option is similar to the Removed Options and has a lower expense ratio than the expense ratio of any of the Removed Options. Equitable is the manager of the Replacing Option and Alliance Capital Management, L.P. provides the day-to-day advisory services to the Replacing Option.

You should note that:

o No action is required on your part. You will not need to vote a proxy, file a new election or take any other action.

o Other than as described above, the elections you have on file for allocating your retirement account value and contributions will remain unchanged until you direct us otherwise.

o    We will bear all expenses directly relating to this transaction.

o The management fees for the Replacing Option are lower than those for the Removed Options, and the total expense ratio of the Replacing Option is expected to be lower than those of the Removed Options.

o At the effective time of the change, your account value will be the same as before the transaction.

We expect this change to be completed in the Spring of 2001. It will affect everyone who has amounts invested in any of the Removed Options at that time. Of course, you may transfer your account value among the available Investment Funds, as usual.

Please call 800-967-4560 if you would like a copy of the Retirement Investment Account Prospectus.